Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.

RESPONDS TO RELIANCE LEGAL CLAIM AS WITHOUT MERIT

TORONTO, ONTARIO – December 18, 2012 – A subsidiary of Just Energy Group, National Energy Corporation (operating as National Home Services), confirmed today that it intends to vigorously defend a claim issued by Reliance Comfort Limited Partnership. The lawsuit makes several allegations relating to the marketing and sale of products by National Home Services, including allegations of misleading advertising and other unfair trade practices. National Home Services believes the action is without merit and is an attempt by Reliance to deflect attention from its own anti-competitive conduct.  As disclosed in public filings with the Federal Court, the Commissioner of Competition (the head of the Competition Bureau) has initiated a formal investigation of Reliance regarding allegations of anti-competitive conduct contrary to the Competition Act. Specifically, the Commissioner initiated an inquiry into whether Reliance has engaged in an abuse of a dominant position in the market for residential water heaters to the detriment of Ontario consumers. The Commissioner is determining whether Reliance “has engaged and is currently engaging in a practice of anti-competitive acts through its water heater return policies”.  Over the last three years alone, Reliance has had 250 consumer complaints filed with the Better Business Bureau.

National Home Services is an Ontario-based company with over 225,000 customers and is a direct competitor to Reliance. National employs best practices in the industry – all sales are separately verified and all contracts are written in plain English to ensure its customers completely understand their purchasing decisions. National believes that the Ontario Ministry of Consumer Services is the best arbiter of the validity of consumer complaints and is not aware of a single unresolved complaint against National with this agency.  National is proud of its high level of customer service and satisfaction and will continue to offer competitive products for Ontario consumers giving them choice and value.

National Home Services

National Home Services is the Home Services subsidiary of Just Energy Group Inc., a publicly traded company (NYSE: JE and TSX: JE). Established in 2008 and specializing in the supply of energy efficient rental water heaters and HVAC equipment to both the existing and new home markets, National Home Services has grown rapidly and continues to build upon a base of over 225,000 customers.

Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves close to 2 million residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use.  Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Momentis, Tara Energy and Terra Grain Fuels.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange or the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Ken Hartwick, C.A.
President and Chief Executive Officer
Phone: (905) 795-3557

or

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206